Attitude Drinks Incorporated
712 U.S. Highway 1, Suite #200
North Palm Beach, Florida 33408

June 4, 2014

Tia L. Jenkins	VIA EDGAR
Senior Assistant Chief Accountant	CORRESPONDENCE
Office of Beverages, Apparel and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Attitude Drinks Incorporated
Amendment No. 1 to Form 10-K for the
Fiscal Year Ended March 31, 2013
Filed January 30, 2014
Response dated May 8, 2014
File No. 000-52904

Dear Ms. Jenkins:

This letter sets forth the response of Attitude Drinks Incorporated (“Attitude” or the “Company”) to the Staff’s comment letter dated May 22, 2014.

Notes to Consolidated Financial Statements

Note 6 – Convertible Notes Payable, page F-15

1.  We read your response to our prior comment 2 noting that as a result of the consolidation of your convertible notes in a single note with different terms on February 21, 2013, you changed your valuation model whereas the embedded derivatives were bundled and valued as a single compound embedded derivative, bifurcated from the debt host and treated as a liability at fair value.  This appears to be inconsistent with your disclosure and accounting on Pages F-4 and F-14 in this Form 10-K and on pages 3 and 13 of your June 30, 2013 Form 10-Q, which shows you have accounted for the new consolidated convertible note in its entirety at fair value with no bifurcation for the embedded derivative and that the consolidated note contains the same terms, maturity dates and conversion criteria contained in the surrendered notes.  It appears that the accounting method disclosed in your response was not presented within the financial statements until you filed the amended Form 10-K in January 2014 and an amended June 30, 2013 10-Q in March 2014.  Please clarify.  In addition, please specify, by line item, what amounts in your restatement were related to the i) correction of the interest rate and conversion rate, and ii) the change in the accounting method.

Response:   We feel our Amendment No.1 to the Form 10-K/A that was filed on January 30, 2014 corrected the inconsistency of our disclosure as previously reflected in the last sentence of the “Note 6 – Convertible Notes Payable” paragraph on page F-14 in Form 10-K that was filed on July 15, 2013 as we deleted all reference to “These new notes are still subject to fair value valuations”. We expanded “Note 6 – Convertible Notes Payable” in Amendment 1 to fully explain that these new consolidated notes superseded all terms of the previous notes as the consolidated notes do not have the same terms, maturity dates and conversion criteria contained in the surrendered notes as they are totally different.  All of the individual consolidated notes have the same terms, maturity dates and conversion criteria, but again they are different with the previously surrendered notes.  We propose to modify the language in “Note 6 – Convertible Notes Payable” for the first paragraph and second sentence of the amended Form 10-K/A as follows:

“These new consolidated notes have a maturity date of February 21, 2015 with an interest rate of 4% and in no way contain the same terms and criteria from the surrendered notes.”

You are correct in that the new accounting method was not disclosed until we filed the amended Form 10-K in January, 2014 to correct errors from our previous valuation firm and to change our valuation model after discussing the change with our new outside valuation firm.  In sum, our previous accounting and valuation model that we used for activities prior to the February 21, 2013 consolidated notes was appropriate, correct and applicable to the language in the surrendered notes, resulting in no needed restatements prior to the February 21, 2013 date.  Since we found errors in the valuation of the new February 21, 2013 consolidated notes and after consulting with our new valuation firm, we found it appropriate to correct all items with these new consolidated notes by changing to the lattice valuation model for proper valuation presentation.

In order to further disclose the restated figures to the readers and to address your concerns about what amounts were affected by the restatements that were related to i) correction of the interest rate and conversion rate and ii) the change in the accounting method, we propose to change the amended Form 10-K for March 31, 2013 disclosure on “Note 3 (i) – Financial Instruments” starting with the second paragraph as follows (noted changes in bold):

“Derivative financial instruments, as defined in the FASB Accounting Standards Codification, consist of financial instruments or other contracts that contain a notional amount and one or more underlying (e.g. interest rate, security price or other variable), require no initial net investment and permit net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. Further, prior to February 21, 2013, derivative financial instruments were measured at fair value and recorded as liabilities or, in rare instances, assets. Fair value represents the price at which the property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts.

We generally do not use derivative financial instruments to hedge exposures to cash-flow, market or foreign-currency risks. However, we have entered into certain other financial instruments and contracts, such as debt financing arrangements, redeemable preferred stock arrangements and freestanding warrants with features that are either (i) not afforded equity classification, (ii) embody risks not clearly and closely related to host contracts, or (iii) may be net-cash settled by the counterparty. As required by the FASB Accounting Standards Codification, these instruments, prior to February 21, 2013. were required to be carried as derivative liabilities, at fair value, in our financial statements as we were allowed to elect fair value measurement of the hybrid financial instruments, on a case-by-case basis, rather than bifurcate the derivative. We believed that fair value measurement of the various hybrid convertible promissory notes financing arrangements prior to February 21, 2013 provided a more meaningful presentation of that financial instrument.

At February 21, 2013, the Company consolidated all previous outstanding notes into a completely new consolidated note per debt holder as well as exchanged all applicable warrants through the issuance of new convertible notes. We continued the use of valuation of the hybrid fair value treatment with no bifurcation for the results reported in the Form 10-K for the fiscal year ended March 31, 2013 that was filed on July 15, 2013.  Subsequent to this filing, our auditors and we found a need to restate certain valuation related information for the January through March, 2013 activities due to the fact that our previous outside valuators used an incorrect interest and conversion rates for our convertible notes payable liability calculations. Since the language of the new February 21, 2013 convertible notes payable was changed and based on input from our new outside valuation firm, we changed our valuation model to a new accounting treatment in which the embedded derivatives are separated from the debt host and recorded as derivative liabilities at fair value. These derivative liabilities will need to be marked-to market each quarter with the change in fair value recorded in the profit/loss statement. We used a lattice model that values the convertible notes based on a probability weighted scenario model and future projections of the various potential outcomes.  In sum, all embedded derivatives were bundled and valued as a single, compound embedded derivative, bifurcated from the debt host and treated as a liability.

The table below reflects the changes made for each applicable line in the Balance Sheet and Statement of Operations for the restatements needed to correct the use of the wrong interest and conversion rates for the months of January through March, 2013 as well as the change to the new lattice valuation model.  No changes were needed for filings prior to March 31, 2013.”

		3/31/2013
CHANGES IN FINANCIAL STATEMENTS	3/31/2013	Form 10-K
	Form 10-K	Amendment 1	Variance
Balance Sheet:

CURRENT LIABILITES:
Derivative liabilities	2	5,232,150	(5,232,148)	(A)
Convertible notes payable	250,000	100,000	150,000	(A)

TOTAL CURRENT LIABILIITES	7,343,426	12,425,574	(5,082,148)

NON-CURRENT LIABILITIES:
Convertible notes payable	9,451,652	5,310,290	4,141,362	(A)&(B)
Less: Discount on convertible notes payable	-	(4,679,689)	4,679,689	(A)

CONVERTIBLE NOTES PAYABLE-NET OF CURRENT PORTION	9,451,652	630,601	8,821,051

STOCKHOLDERS' DEFICIT:
Additional paid-in capital	18,736,010	18,686,258	49,752	(A)&(B)
Deficit accumulated	(35,330,484)	(31,541,829)	(3,788,655)	(A)&(B)

TOTAL STOCKHOLDERS' (DEFICIT)	(16,594,200)	(12,855,297)	(3,738,903)

Statement of Operations:

OTHER INCOME (EXPENSE):
Derivative income (expense)	244,155	(141,235)	385,390	(A)&(B)
Loss on extinguishment of debt	(2,022,451)	(2,838,522)	816,071	(B)
Interest and other financing costs	(2,671,921)	2,318,195	(4,990,116)	(A)&(B)
Total Other Income (Expense)	(4,450,415)	(661,760)	(3,788,655)

LOSS BEFORE PROVISION FOR INCOME TAXES	(6,813,934)	(3,025,279)	(3,788,655)	(A)&(B)

NET LOSS	(6,813,934)	(3,025,279)	(3,788,655)	(A)&(B)

Basic loss per common share	$-	$(0.56)	$0.56	(A)&(B)

Diluted loss per common share	$-	$(0.56)	$0.56	(A)&(B)

(A) Change to new valuation lattice model for consolidated convertible notes payable as of February 21, 2013
(B) Corrections for use of incorrect interest and conversion rates for notes payable liability calculations

In order to further disclose the restated figures to the readers and to address your concerns about what amounts were affected by the restatements that were related to i) correction of the interest rate and conversion rate ad ii) the change in the accounting method, we propose to change the amended Form 10-Q for June 30, 2013 disclosure on Note 1 (f) – Financial Instruments starting with the second paragraph as follows (noted changes in bold):

“Derivative financial instruments, as defined in the FASB Accounting Standards Codification, consist of financial instruments or other contracts that contain a notional amount and one or more underlying (e.g. interest rate, security price or other variable), require no initial net investment and permit net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. Further, prior to February 21, 2013, derivative financial instruments were, measured at fair value and recorded as liabilities or, in rare instances, assets. Fair value represents the price at which the property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts.

We generally do not use derivative financial instruments to hedge exposures to cash-flow, market or foreign-currency risks. However, we have entered into certain other financial instruments and contracts, such as debt financing arrangements, redeemable preferred stock arrangements and freestanding warrants with features that are either (i) not afforded equity classification, (ii) embody risks not clearly and closely related to host contracts, or (iii) may be net-cash settled by the counterparty. As required by the FASB Accounting Standards Codification, these instruments, prior to February 21, 2013, were required to be carried as derivative liabilities, at fair value, in our financial statements as we were allowed to elect fair value measurement of the hybrid financial instruments, on a case-by-case basis, rather than bifurcate the derivative. We believed that fair value measurement of the various hybrid convertible promissory notes financing arrangements prior to February 21, 2013, provided a more meaningful presentation of that financial instrument.”

We will continue the sentence starting with “At February 21, 2013) as a separate paragraph.

The table below reflects the changes made for each applicable line in the Balance Sheet and Statement of Operations for the restatements needed to correct the use of the wrong interest and conversion rates for the months of April through June, 2013 as well as the change to the new lattice valuation model.”

		6/30/2013
CHANGES IN FINANCIAL STATEMENTS	6/30/2013	Form 10-Q
	Form 10-Q	Amendment 1	Variance
Balance Sheet:

CURRENT LIABILITES:
Accrued liabilities	5,064,490	5,064,486	4	(A)
Derivative liabilities	1	4,795,280	(4,795,279)	(A)
Convertible notes payable	46,250	212,000	(165,750)	(A)

TOTAL CURRENT LIABILIITES	7,198,624	12,159,649	(4,961,025)

NON-CURRENT LIABILITIES:
Convertible notes payable	9,454,926	5,398,135	4,056,791	(A)&(B)
Less: Discount on convertible notes payable	-	(4,475,558)	4,475,558	(A)

CONVERTIBLE NOTES PAYABLE-NET OF CURRENT PORTION	9,454,926	922,577	8,532,349

STOCKHOLDERS' DEFICIT:
Additional paid-in capital	19,191,596	18,934,315	257,281	(A)&(B)
Deficit accumulated	(35,675,530)	(31,846,925)	(3,828,605)	(A)&(B)

TOTAL STOCKHOLDERS' (DEFICIT)	(16,483,597)	(12,912,273)	(3,571,324)

Statement of Operations:

OTHER INCOME (EXPENSE):
Derivative income (expense)	(121,749)	-	(121,749)	(A)&(B)
Interest and other financing costs	210,915	129,116	81,799	(A)&(B)
Total Other Income (Expense)	89,166	129,116	(39,950)

LOSS BEFORE PROVISION FOR INCOME TAXES	(345,046)	(305,096)	(39,950)	(A)&(B)

NET LOSS	(345,046)	(305,096)	(39,950)	(A)&(B)

(A) Change to new valuation lattice model for consolidated convertible notes payable as of February 21, 2013
(B) Corrections for use of incorrect interest and conversion rates for notes payable liability calculations

In addition, we propose to add the following language in the June 30, 2013 amended Form 10-Q in Note 4 (a) after the sentence ending in “of $5,370,944” as follows:

“All of these individual consolidated notes contain different terms, maturity dates and conversion criteria from the previously surrendered notes and supersede any note criteria from the surrendered note instruments.”

If you should have any more questions or require any further information, please call the undersigned at 561-227-2727 or email me at tommy@attitudedrinks.com.

Attitude Drinks Incorporated

By:	/s/ Tommy E. Kee
Name:	Tommy E. Kee
Title:	Chief Financial Officer and Principal Accounting Officer